# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Almonty Industries Inc., CIK 0001670061
CUSIP: 020398707
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 100 King Street West, Suite 5700, Toronto, Ontario Canada (A6), M5X 1C7
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002140583

## Reporting persons
- Plansee Holding AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Austria (C4); sole voting power 27,656,474; shared voting power 0; sole dispositive power 27,656,474; shared dispositive power 0; aggregate amount beneficially owned 27,656,474 (9.78% of the class)
  Comment: The percentage of beneficial ownership is based on 282,845,444 common shares issued and outstanding as of March 31, 2026, as disclosed in the Issuer's Management's Discussion and Analysis on Form 6-K filed with the U.S. Securities and Exchange Commission on May 12, 2026.

## Item 1. Issuer
Name of issuer: Almonty Industries Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5700 Toronto, ON, M5X 1C7

## Item 2. Person Filing
Name of person filing: Plansee Holding AG
Address of principal business office or, if none, residence: Plansee Holding AG - Metallwerk-Plansee-Strabe 71 - 6600 Reutte - Austria
Citizenship: AUSTRIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
27,656,474 common shares of the Issuer are held indirectly by the reporting person through GTP Europe S.A.R.L., its indirect wholly-owned subsidiary that is under common control with Global Tungsten & Powder LLC.

As of September 30, 2025, the reporting person beneficially owned 30,156,474 common shares of the Issuer. Following the disposition of 2,500,000 common shares effected on February 27, 2026, as of the date of this report the reporting person beneficially owns 27,656,474 common shares of the Issuer which are held by the indirect wholly-owned subsidiary of the reporting person mentioned above.
Percent of class:
9.78%

The percentage of beneficial ownership is based on 282,845,444 common shares issued and outstanding as of March 31, 2026, as disclosed in the Issuer's Management's Discussion and Analysis on Form 6-K filed with the U.S. Securities and Exchange Commission on May 12, 2026.
Sole power to vote or to direct the vote: 27,656,474
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 27,656,474
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The controlled companies that directly and indirectly hold the common shares of the Issuer are identified in Exhibit 1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Controlled Companies

## Signatures
- Plansee Holding AG: /s/ Andreas Lackner, Andreas Lackner - Member of the Executive Board Plansee Group (06/16/2026)